Algonquin Power & Utilities Corp. Announces 2015 Second Quarter Financial Results

OAKVILLE, Ontario – August 13, 2015 – Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced financial results for the second quarter ended June 30, 2015.

Second Quarter Financial Highlights:

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For the second quarter of 2015, revenue was $196.2 million compared to $188.6 million in the second quarter of 2014. The increase in revenue is primarily the result of the start of commercial operations at the St. Damase and Morse Wind Facilities and the Bakersfield I Solar Facility, the impact of successful rate case settlements, and the stronger U.S. dollar. For the first six months of 2015, APUC generated revenue of $578.0 million as compared to $530.7 million in the first six months of 2014.

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APUC reported net earnings from continuing operations attributable to shareholders of $20.6 million or $0.07 per common share in the second quarter of 2015 compared to $15.2 million or $0.06 per common share in the second quarter of 2014. APUC reported net earnings from continuing operations attributable to shareholders of $63.7 million or $0.23 per common share for the first six months of 2015 as compared to $50.9 million or $0.22 per common share for the first six months of 2014.

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APUC reported adjusted net earnings[1] attributable to shareholders of $22.2 million or $0.08 per common share in the second quarter of 2015 compared to $16.6 million or $0.07 per common share in the second quarter of 2014. APUC reported adjusted net earnings[1] attributable to shareholders of $64.6 million or $0.25 per common share for the first six months of 2015 as compared to $53.6 million or $0.24 per common share for the first six months of 2014.

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In the second quarter of 2015, Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA” 1) was $81.1 million compared to $66.4 million in the second quarter of 2014. The increase was primarily due to the impact of rate case settlements, a full quarter of production at the Morse Wind Facility and Bakersfield I Solar Facility, and the stronger U.S. dollar. APUC reported Adjusted EBITDA[1] of $195.6 million for the first six months of 2015 compared to $164.8 million for the first six months of 2014.

Second Quarter Growth Highlights:

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On April 22, 2015, the Generation Group completed construction on the 23 MW Morse Wind Project. The project is the company's eighth wind generating facility, and is expected to generate 104 GW-hrs of energy per year, which is being sold under a 20 year power purchase agreement with a large investment grade electric utility.

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On April 14, 2015, the Generation Group achieved COD in accordance with provisions of the PPA on the 20 MW Bakersfield I Solar Project. The project is the company's second solar generating facility, and is expected to generate

53.3 GW-hrs of energy per year, which is being sold under a 20 year power purchase agreement with a large investment grade electric utility. Consistent with the commitment to expand its solar generation portfolio, the Generation Group is currently pursuing construction of the 10 MW Bakersfield II Solar Project immediately adjacent to the Bakersfield I Solar Facility, which is estimated to be operational in the first half of 2016.

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During the second quarter of 2015, the Distribution Group obtained a final order on the EnergyNorth rate case approving a U.S. $12.4 million revenue increase effective July 1, 2015. A core strategy of the Distribution group is to ensure appropriate return on the rate base at its various utility systems.

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During the second quarter of 2015, the Transmission Group received notice that Kinder Morgan, Inc. authorized proceeding with the Northeast Energy Direct (NED) project between Wright, New York and Dracut, Massachusetts. This is a U.S. $3.3 billion investment designed to serve natural gas utilities and electricity generation customers in New England. Subject to the receipt of regulatory permits, NED is anticipated to commence service in November 2018. The Transmission Group holds a 2.5% investment in the project with an option to invest up to 10%.

Second Quarter Corporate Highlights:

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On May 7, 2015, APUC’s Board of Directors approved a 10% dividend increase from a total annual dividend of U.S. $0.35 to a total annual dividend of U.S. $0.385, paid quarterly at a rate of U.S. $0.09625 per common share. Based on the exchange rate as at June 30, 2015, the dividend represents Cdn $0.4802 per common share annually, and Cdn $0.1201 quarterly. Management believes that targeting a 10% annual dividend increase is consistent with APUC's stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation.

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On April 30, 2015, the Distribution Group entered into a Note Purchase Agreement for the issuance of U.S. $160.0 million of senior unsecured 30 year notes bearing a coupon of 4.13% via a private placement in the U.S. The proceeds of the financing will be used to partially finance the acquisition of the Park Water System and for general corporate purposes.

"We are pleased to be able to report continued growth in APUC's earnings and cash flows consistent with our business plans for our generation and distribution business groups," commented Ian Robertson, Chief Executive Officer of APUC. "With over 80% of our operations located in the U.S., the rising U.S. dollar has delivered increased Canadian equivalent earnings and cash flows to support the U.S. denominated dividend, which at current exchange rates represents more than $0.48 Canadian equivalent annually."

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 14, 2015, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:
Date: Friday, August 14, 2015
Start Time: 10:00 a.m. eastern time

Phone Number: Toll free within North America: 1-866-530-1554 or Local: 416-849-1847
Conference ID: 2169607

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 2169607 from August 14, 2015 until August 28, 2015.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Alison Holditch
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “adjusted net earnings” and Adjusted EBITDA, are used in this press release. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings” and Adjusted EBITDA, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings” and Adjusted EBITDA can be found in the Management’s Discussion & Analysis for the quarter ended June 30, 2015.

Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC.  APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

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